SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number:  001-13138

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha'ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

For Immediate Release

Pointer Telocation Announces Q1 2009 Results - EBITDA of
$3.1 million Supports Financial, Operational & Growth Needs

—	Pointer Breakeven Net Income in Q1 2009 Compared with Net Income of $752 thousand in Q1 2008

—	$3 million Decrease in Net Debt

Rosh HaAyin, Israel May 19th, 2009 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – a leading developer, manufacturer and operator of high-end technology and products for AVL (Automatic Vehicle Location) solutions for stolen vehicle retrieval, fleet management, car & driver safety, vehicle security and asset management, and a leading provider of RSA (Road Side Assistance) services, announced today its financial results for the first quarter of 2009.

Financial Highlights:

Revenues: Pointer’s revenues for the first quarter of 2009 decreased by 13.5%, to $16 million from $18.5 million in the comparable period in 2008. International activities consisted of 26% of total revenues compared with 28% in the comparable period in 2008. Revenues from products were $5.2 million, and consisted of 32% of total revenues, as compared to $7.6 million and 41%, respectively, in the first quarter of 2008. Revenues from services were $10.8 million, and consisted of 68% of total revenues, as compared to $10.9 million and 59%, respectively, in the first quarter of 2008.

Gross Profit: For the first quarter of 2009, gross profit decreased 3% to $6.9 million from $7.2 million in the first quarter of 2008. As a percentage of revenues, gross profit was approximately 43.3% in the first quarter of 2009, as compared to approximately 38.8% in the same period in 2008.

Operating Income: Pointer reported $1.8 million in operating income for the first quarter of 2009, compared to $2.3 million in operating income for the first quarter of 2008.

During the first quarter in accordance with applicable accounting rules, Pointer initially adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interestin Consolidated Financial Statements” (“SFAS 160”) which establishes accounting and reporting standards for the non controlling interest (previously minority interest) in a subsidiary and for the deconsolidation of a subsidiary. The adoption of SFAS 160 affected, among others, Pointer ‘s accounting for allocation of losses to non controlling shareholders in its subsidiaries, which resulted in a decrease in Pointer’s share in its subsidiaries’ net losses.”

Net Income: Net income attributable to Pointer’s shareholders was $3 thousand or $0.00 per share in the first quarter of 2009, as compared to $0.8 million or $0.16 per share in the first quarter of 2008. Net income attributable to noncontrolling interest was $1.1 million in the first quarter of 2009 compared to $0.6 million in the first quarter of 2008.

For the first quarter of 2009 the net income, before giving effect to the exclusion of those earnings relating to non-controlling interest in accordance with SFAS 160, was $1.1 million, as compared to a net income of $1.3 million in the first quarter of 2008.

Non-GAAP net income attributable to Pointer: Pointer’s non-GAAP net income in Q1 2009 was $0.8 million, as compared to non-GAAP net income of $1.8 million in Q1 2008.

EBITDA: Pointer’s EBITDA decreased to $3.1 million in the first quarter of 2009, as compared to $3.8 million in Q1 2008. The EBITDA comfortably serves our debt.

Danny Stern, Pointer CEO, said: “Our Q1 2009 results reflect the turbulence in the global economy and the slowdown in the car industry. The activity of our Products and Technology division suffered from the global slowdown while the activity of our services business remains stable, through maintaining our strong customer base and reputable wide array of services. Since the last quarter of 2008 we increased our R&D efforts, with the intention of introducing new products during 2010. Shagrir, Pointer’s Israeli subsidiary, recently acquired 51% of CAR2GO, a carsharing service provider. Carsharing is a rapidly expanding trend in urban areas worldwide, because of its significant contribution to the environment and its reduction in costs and time for the large urban population. Since we entered the slowdown from a relatively strong standpoint, we continue to search for M&A opportunities”, concluded Mr. Stern.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of cash flows in this press release.

Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

Conference Call Information:
Pointer Telocation’s management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place today, May 19th, 2009 on 9:30 AM EST, 16:30 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: +1-866-527-8676
From Israel: 03-918-0685

A replay of the conference call will be available through May 20th, 2009 on the Company’s website at www.pointer.com.

About Pointer Telocation:
The Pointer Telocation Group, publiclly traded on Nasdaq (PNTR) and on TASE (PNTR), develops, manufactures, provides and operates advanced command and control technonogies for the automotive and cargo industries. With 500,000 installations in 25 countries around the world, The Pointer Group is Israel’s leading exporter of state-of-the-art solutions for managing vehicle fleets. As a service provider, The Pointer Group operates through its subsidiary Shagrir Systems Ltd., that provides comprehensive solutions for the automotive markets in Israel, Argentina, Mexico and Romania.

The Pointer Telocation Group is headquartered in Rosh Ha’ayin, Israel. CEO is Danny Stern. For more information, please visit www.pointer.com

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2009	December 31, 2008
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,339	$2,708
Trade receivables, net	13,509	13,509
Other accounts receivable and prepaid expenses	3,314	2,774
Inventories	2,893	3,999

Total current assets	21,055	22,990

LONG-TERM ASSETS:
Long-term accounts receivable	423	339
Severance pay fund	4,685	4,925
Property and equipment, net	7,311	7,998
Deferred income taxes	942	1,037
Other intangible assets, net	13,554	14,894
Goodwill	46,580	50,416

Total long-term assets	73,495	79,609

Total assets	$94,550	$102,599

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2009	December 31, 2008
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$6,376	$7,849
Trade payables	6,550	8,613
Deferred revenues and customer advances	9,665	8,701
Other accounts payable and accrued expenses	5,395	5,792

Total current liabilities	27,986	30,955

LONG-TERM LIABILITIES:
Long-term loans from banks	17,483	20,520
Long-term loans from shareholders and others	3,315	3,305
Other long-term liabilities	310	257
Accrued severance pay	5,908	6,375

Total long term liabilities	27,016	30,457

Total shareholders' equity(*)	39,548	41,187

Total liabilities and shareholders' equity	$94,550	$102,599

(*) Reclassification due to the adoption of SFAS 160

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,			Year ended December 31, 2008
	2009	2008
	Unaudited

Revenues:
Products	$5,184		$7,607		$30,645
Services	10,802		10,871		46,010

Total revenues	15,986		18,478		76,655

Cost of revenues:
Products	2,961		3,957		16,392
Services	5,858		7,107		29,869
Amortization of intangible assets	246		245		980

Total cost of revenues	9,065		11,309		47,241

Gross profit	6,921		7,169		29,414

Operating expenses:
Research and development, net	754		673		2,511
Selling and marketing	1,484		1,700		6,934
General and administrative	2,386		1,925		8,311
Amortization of intangible assets	524		606		2,365

Total operating expenses	5,148		4,904		20,121

Operating income	1,773		2,265		9,293
Financial expenses, net	675		750		4,054
Other income (expenses), net	(12)		16		22

Income before taxes on income	1,086		1,531		5,261
Taxes on income	19		218		640

Net income(*)	$1,067		$1,313		$4,621

Less: Net income attributable to the non controlling interest	$1,064	(*)$	561	(*)$	2,248

Net income attributable to Pointer's shareholders	$3		$752		$2,373

Basic net earnings (loss) per share	$0.00		$0.16		$0.51

Diluted net earnings (loss) per share	$0.00		$0.16		$0.50

(*) Reclassification due to the adoption of SFAS 160

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,			Year ended December 31, 2008
	2009	2008
	Unaudited

Cash flows from operating activities:

Net income	$1,067	(*)$	1,313	(*)$	4,621
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,381		1,779		6,918
Accrued interest and exchange rate changes of convertible debenture
and long-term loans	(25)		185		1,187
Accrued severance pay, net	(112)		345		619
Gain from sale of property and equipment, net	(75)		(88)		(36)
Amortization of deferred stock-based compensation	144		71		350
Increase in trade receivables, net	(942)		(2,443)		(1,773)
Increase in other accounts receivable and prepaid expenses	(727)		(843)		(6)
Decrease (increase) in inventories	321		68		(2,088)
Write-off of inventories	-		-		112
Increase in deferred income taxes	-		-		(178)
Decrease (increase) in other long-term accounts receivable	(114)		-		23
Increase (Decrease) in trade payables	(1,523)		36		888
Increase (decrease) in other accounts payable and accrued expenses	1,792		1,241		379

Net cash provided by operating activities	1,187		1,664		11,016

Cash flows from investing activities:

Purchase of property and equipment	(469)		(719)		(3,476)
Proceeds from sale of property and equipment	222		242		605
Increase in other accounts receivable	-		(102)		(357)

Net cash used in investing activities	(247)		(579)		(3,228)

Cash flows from financing activities:

Receipt of long-term loans from banks	-		-		9,064
Repayment of long-term loans from banks	(1,424)		(1,012)		(4,930)
Receipt of long-term loans from shareholders and others	48		-		-
Repayment of long-term loans from others	(7)		(823)		(10,201)
Proceeds from issuance of shares and exercise of warrants, net	-		-		1,000
Short-term bank credit, net	(947)		226		(970)

Net cash used in financing activities	(2,330)		(1,609)		(6,037)

Effect of exchange rate on cash and cash equivalents	21		(28)		(243)

Increase (decreased) in cash and cash equivalents	(1,369)		(552)		1,508
Cash and cash equivalents at the beginning of the period	2,708		1,200		1,200

Cash and cash equivalents at the end of the period	$1,339		$648		$2,708

(*) Reclassification due to the adoption of SFAS 160

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation Table of Non-GAAP Measures

U.S. dollars in thousands

Reconciliation of GAAP net income to non-GAAP net income is as follows:

	Three months ended March 31,		Year ended December 31, 2008
	2009	2008
	Unaudited

Net income attributable to Pointer and the non controlling
interest	$1,067	$1,313	$4,621
Net income attributable to the non controlling interest	(1,064)	(561)	(2,248)
Amortization of intangible assets and impairment of long-lived
assets	770	851	3,345
Loan Discount	-	-	704
Tax on income		218	640

Non-GAAP Net income attributable to Pointer's shareholders	773	1,821	7,062

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes and depreciation amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA

US dollars in thousands

	Three months ended March 31,		Year ended December 31, 2008
	2009	2008
	Unaudited

Net income attributable to Pointer and the non controlling
interest:	$1,067	$1,313	$4,621
Financial expenses, net	675	750	4,054
Tax on income	19	218	640
Depreciation and amortization	1,379	1,562	6,116

EBITDA	3,140	3,843	15,431

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: May 19, 2009